UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	New Phosphate Mining Concession for Rotem Amfert Negev

 Item 1

New Phosphate Mining Concession for Rotem Amfert Negev

The Company hereby reports, that ICL’s subsidiary, Rotem Amfert Negev Ltd. (“Rotem”) was granted a new mining concession for a period of 20 years, effective January 1, 2025, until December 31, 2044, and only as long as mining can be conducted on a commercially viable basis on site, following a competitive process that was held by the Israeli Ministry of Energy and Infrastructures (the “New Concession”). The New Concession replaces Rotem’s current mining concession, which is valid until the end of 2024 (the “Prior Concession”). As in the Prior Concession, the New Concession includes, among other things, provisions and securities regarding restoration of the mining and plants areas.

Recently, a petition has been filed with the Israeli Supreme Court, in its capacity as the High Court of Justice, in connection with the New Concession. The court gave a preliminary decision that there is no basis for issuing an interim order.

For additional information, see Note 18 to the Company's Financial Statements for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (SEC) on March 14, 2024, as part of the Annual Report on Form 20-F.

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.
Position: VP, Chief Compliance Officer & Corporate Secretary
Signature Date: December 29, 2024

Press Contact
Adi Bajayo
ICL Spokesperson
+972-52-4454789
Adi.Bajayo@icl-group.com

Investor Relations Contact
Peggy Reilly Tharp
VP, ICL Global Investor Relations
+1-314-983-7665
Peggy.ReillyTharp@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: December 30, 2024